SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PagerDuty, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69553P100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 69553P100	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund III, L.P. (“AH III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER**
6,471,496 shares, except that AH Equity Partners III, L.L.C. (“AH Equity III”), the general partner of AH III, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Ben Horowitz (“Horowitz”), the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER**
6,471,496 shares, except that AH Equity III, the general partner of AH III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,471,496**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.38%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 77,230,071 shares of the Issuer’s common stock outstanding as of November 29, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 6, 2019.

** The information with respect to beneficial ownership of the Issuer’s common stock by the Reporting Person is provided as of December 31, 2019.

CUSIP NO. 69553P100	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund III-A, L.P. (“AH III-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER**
52,612 shares, except that AH Equity III, the general partner of AH III-A, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER**
52,612 shares, except that AH Equity III, the general partner of AH III-A, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	52,612**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.07%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 77,230,071 shares of the Issuer’s common stock outstanding as of November 29, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 6, 2019.

** The information with respect to beneficial ownership of the Issuer’s common stock by the Reporting Person is provided as of December 31, 2019.

CUSIP NO. 69553P100	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund III-B, L.P. (“AH III-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER**
75,173 shares, except that AH Equity III, the general partner of AH III-B, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER**
75,173 shares, except that AH Equity III, the general partner of AH III-B, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	75,173**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.10%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 77,230,071 shares of the Issuer’s common stock outstanding as of November 29, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 6, 2019.

** The information with respect to beneficial ownership of the Issuer’s common stock by the Reporting Person is provided as of December 31, 2019.

CUSIP NO. 69553P100	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund III-Q, L.P. (“AH III-Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER**
500,144 shares, except that AH Equity III, the general partner of AH III-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER**

500,144 shares, except that AH Equity III, the general partner of AH III-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	500,144**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.65%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 77,230,071 shares of the Issuer’s common stock outstanding as of November 29, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 6, 2019.

** The information with respect to beneficial ownership of the Issuer’s common stock by the Reporting Person is provided as of December 31, 2019.

CUSIP NO. 69553P100	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Equity Partners III, L.L.C. (“AH Equity III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER**
7,099,425 shares, of which 6,471,496 are directly owned by AH III, 52,612 are directly owned by AH III-A, 75,173 are directly owned by AH III-B and 500,144 are directly owned by AH III-Q. AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER**

7,099,425 shares, of which 6,471,496 are directly owned by AH III, 52,612 are directly owned by AH III-A, 75,173 are directly owned by AH III-B and 500,144 are directly owned by AH III-Q. AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,099,425**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.19%[1]
12	TYPE OF REPORTING PERSON*	OO

1 Based on 77,230,071 shares of the Issuer’s common stock outstanding as of November 29, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 6, 2019.

** The information with respect to beneficial ownership of the Issuer’s common stock by the Reporting Person is provided as of December 31, 2019.

CUSIP NO. 69553P100	13 G	Page 7 of 13

1	NAME OF REPORTING PERSONS Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER** 0 shares
6	SHARED VOTING POWER

7,099,425 shares, of which 6,471,496 are directly owned by AH III, 52,612 are directly owned by AH III-A, 75,173 are directly owned by AH III-B, 500,144 are directly owned by AH III-Q. Andreessen is a managing member of AH Equity III, and the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have shared power to vote these shares.

In addition, Andreessen may be deemed to have shared power to vote 42,070 shares[1] held by the LAMA Community Trust.

	7	SOLE DISPOSITIVE POWER** 0 shares
8	SHARED DISPOSITIVE POWER

7,099,425 shares, of which 6,471,496 are directly owned by AH III, 52,612 are directly owned by AH III-A, 75,173 are directly owned by AH III-B, 500,144 are directly owned by AH III-Q. Andreessen is a managing member of AH Equity III, and the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have shared power to dispose of these shares.

In addition, Andreessen may be deemed to have shared power to dispose of 42,070 shares[1] held by the LAMA Community Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,141,495**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.25%[2]
12	TYPE OF REPORTING PERSON*	IN

1 Represents 42,070 shares of common stock directly held by the LAMA Community Trust, of which the Reporting Person and his spouse are trustees.

2 Based on 77,230,071 shares of the Issuer’s common stock outstanding as of November 29, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 6, 2019.

** The information with respect to beneficial ownership of the Issuer’s common stock by the Reporting Person is provided as of December 31, 2019.

CUSIP NO. 69553P100	13 G	Page 8 of 13

1	NAME OF REPORTING PERSONS Ben Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER** 16,457 shares[1]
6	SHARED VOTING POWER

7,099,425 shares, of which 6,471,496 are directly owned by AH III, 52,612 are directly owned by AH III-A, 75,173 are directly owned by AH III-B, 500,144 are directly owned by AH III-Q. Horowitz is a managing member of AH Equity III, and the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER** 16,457 shares[1]
8	SHARED DISPOSITIVE POWER
		7,099,425 shares, of which 6,471,496 are directly owned by AH III, 52,612 are directly owned by AH III-A, 75,173 are directly owned by AH III-B, 500,144 are directly owned by AH III-Q. Horowitz is a managing member of AH Equity III, and the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,141,495**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.22%[2]
12	TYPE OF REPORTING PERSON*	IN

1 Represents 16,457 shares of Common Stock held by a family trust for which the Reporting Person is a trustee.

2 Based on 77,230,071 shares of the Issuer’s Common Stock outstanding as of November 29, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 6, 2019.

** The information with respect to beneficial ownership of the Issuer’s common stock by the Reporting Person is provided as of December 31, 2019.

CUSIP NO. 69553P100	13 G	Page 9 of 13

ITEM 1(A).	NAME OF ISSUER

PagerDuty, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

600 Townsend St., Suite 200

San Francisco, California 94103

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by Andreessen Horowitz Fund I, L.P., a Delaware limited partnership (“AH III”), Andreessen Horowitz Fund III-A, L.P., a Delaware limited partnership (“AH III-A”), Andreessen Horowitz Fund III-B, L.P., a Delaware limited partnership (“AH III-B”), Andreessen Horowitz Fund III-Q, L.P., a Delaware limited partnership (“AH III-Q”), AH Equity Partners III, L.L.C., a Delaware limited liability company (“AH Equity III”), AH Capital Management, L.L.C., a Delaware limited liability company (“AH Capital”), Marc Andreessen (“Andreessen”) and Ben Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AH Equity III is the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AH III, AH III-A, AH III-B and AH III-Q. Andreessen and Horowitz are managing members of AH Equity III and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AH III, AH III-A, AH III-B and AH III-Q.

Andreessen and Horowitz are members of AH Capital and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AH Capital.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Andreessen Horowitz

2865 Sand Hill Road

Suite 101

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Common Stock, $0.000005 par value

ITEM 2(E)	CUSIP NUMBER

69553P100

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP The following information with respect to the beneficial ownership of the Common Stock of the issuer by the Reporting Persons is provided as of December 31, 2019.

CUSIP NO. 69553P100	13 G	Page 10 of 13

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AH III, AH III-A, AH III-B, AH III-Q, and the limited liability company agreements of AH Equity III and AH Capital, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or a member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 69553P100	13 G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

Andreessen Horowitz Fund III, L.P.
Andreessen Horowitz Fund III-A, L.P.
Andreessen Horowitz Fund III-B, L.P.
Andreessen Horowitz Fund III-Q, L.P.

By: AH Equity Partners III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor,
Chief Operating Officer

AH Equity Partners III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Capital Management, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Chief Operating Officer
Attorney-in-fact for Marc Andreessen

Ben Horowitz

/s/ Scott Kupor
Scott Kupor, Chief Operating Officer
Attorney-in-fact for Ben Horowitz

CUSIP NO. 69553P100	13 G	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 69553P100	13 G	Page 13 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of PagerDuty, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2020

Andreessen Horowitz Fund III, L.P.
Andreessen Horowitz Fund III-A, L.P.
Andreessen Horowitz Fund III-B, L.P.
Andreessen Horowitz Fund III-Q, L.P.

By: AH Equity Partners III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Capital Management, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Chief Operating Officer
Attorney-in-fact for Marc Andreessen

Ben Horowitz

/s/ Scott Kupor
Scott Kupor, Chief Operating Officer
Attorney-in-fact for Ben Horowitz